7108 North Fresno Street Suite 380 Fresno, CA 93720 (559) 884-2535

January 6, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention: Justin Dobbie
            Legal Branch Chief

Re: S&W Seed Company
     Registration Statement on Form S-3 (Registration No. 333-208679)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, S&W Seed Company (the "Registrant") hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form S-3, as amended, be accelerated to 5:00 p.m. eastern time on January 8, 2016, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

  Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rupert Russell at (415) 421-6500 with any questions you may have concerning this request. In addition, please notify Mr. Russell when this request for acceleration has been granted.

Very truly yours,

S&W SEED COMPANY

By:
Matthew K. Szot
Executive Vice President of Finance and
Administration and Chief Financial Officer

cc: J. Nolan McWilliams, Attorney-Advisor